

August 13, 2014

Via E-mail
Dmitry Loshchinin
Chief Executive Officer and President
Luxoft Holding, Inc.
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

> **Re:** **Luxoft Holding, Inc.**
> **Form 20-F For the fiscal year ended March 31, 2014**
> **Filed July 14, 2014**
> **File No. 001-35976**

Dear Mr. Loshchinin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Operating and Financial Review and Prospects

A. Operating Results

Non-GAAP Financial measures, page 80

2.   We note your disclosure on pages 9 and 81 of Non-GAAP net income. Please tell us whether the adjustments for stock compensation, amortization of purchased intangible assets and change in fair value of contingent consideration are net of tax. If they are not net of tax, please explain your basis for presenting these adjustments on a gross basis considering that net income is net of income taxes.

Consolidated Financial Statements

2. Basis of presentation and significant accounting policies

Income taxes, page F-12

3.   We note your disclosure of the amount of the unrecognized deferred tax liability related to investments in foreign subsidiaries that are permanent in duration. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and tell us how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3448 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Stephen G. Krikorian
Accounting Branch Chief

cc: Via E-mail
        Joshua G. Kiernan, Esq.
        Irina Yevmenenko, Esq.
        White & Case LLP